

November 7, 2014

Via E-mail
Jeffrey M. Johnson
President
International Lottery & Totalizator Systems, Inc.
2310 Cousteau Court
Vista, CA 92081

> **Re:** **International Lottery & Totalizator Systems, Inc.**
> **Schedule 13E-3/A**
> **Filed October 24, 2014**
> **File No. 005-54291**
>
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed October 24, 2014**
> **File No. 000-10294**

Dear Mr. Johnson:

We have reviewed your filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. References to prior comments refer to our comment letter dated April 10, 2014.

Schedule 13E-3

1.   We note your response to prior comment 1. Please identify all of the filing persons on the cover page of the Schedule 13E-3.

Revised Preliminary Information Statement on Schedule 14C

Special Factors

Fairness of the Reverse Stock Split to Cashed-Out Shareholder, page 7

2.   As drafted, your parenthetical reference that begins "including … the Corporation's unaffiliated shareholders" is unclear. Please revise the first sentence to state clearly and unambiguously that the filing persons have determined that the transaction is substantively and procedurally fair to your unaffiliated shareholders, defined as the "cashed-out shareholders."

Fairness of the Reverse Stock Split to Cashed-Out Shareholders, page 15

3.   Please consistently revise your disclosure throughout to reflect that the fairness determinations and factors considered in making such determinations were undertaken by each of the filing persons. For example, please clarify the first sentence and the last paragraph under this heading to disclose that the determinations as to fairness and the considerations of factors regarding the fairness of the transaction were also undertaken by filing persons Chan Kien Sing, Ooi Lee Meng, and Rayvin Yeong Sheik Tan.

        If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, Mellissa Campbell Duru, Special Counsel, Office of Mergers & Acquisitions at (202) 551-3757 or the undersigned at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-mail
        Paul D. Broude, Esq.
        Foley & Lardner LLP